October 14, 2005
Mr. William Choi
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:	ANR Pipeline Company Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 29, 2005 File No. 1-07320
Dear Mr. Choi:
We are in receipt of your letter dated September 29, 2005, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses. In preparing our responses, we acknowledge the following:
–	We are responsible for the adequacy and accuracy of the disclosure in our filings;

–	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and

–	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended December 31, 2004
Item 15. Exhibits and Financial Statements Schedules.
1.	We note that your principal auditor relied on the report of other auditors on the financial statements of Great Lakes Gas Transmission Limited Partnership and the other auditor stated in its report that it conducted its audits in accordance with auditing standards generally accepted in the United States. In circumstances where a principal auditor relies on the report of another auditor on financial statements of a non-public entity that are filed to satisfy Rule 3-09 of Regulation S-X, the other auditor’s report must refer to PCAOB standards. Please file a revised audit report that refers to the standards of the PCAOB as opposed to the auditing standards generally accepted in the United States. Please refer to Commission Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued December 17, 2003.

Response
We acknowledge that the audit report provided does not comply with the Commission or the PCAOB Releases. However, we do not believe that the audit report’s reference to GAAS, as opposed to PCAOB standards, warrants an amendment to our Annual Report on Form 10-K for the year ended December 31, 2004, because there would be no change in the financial information contained in that filing, no change in the unqualified audit report rendered on those financial statements, or in our view, no impact an investor’s ability to understand the overall mix of information contained in the financial statements included under Rule 3-09 of Regulation S-X. Therefore, we respectfully request that we not be required to amend our Form 10-K. As an alternative, we would propose filing the Great Lakes financial statements with the corrected audit report on a Form 8-K.

2.	We note that the audit report on the financial statements of Great Lakes Gas Transmission Limited Partnership filed pursuant to Rule 3-09 of Regulation S-X differs from the audit report on the financial statements of Great Lakes Gas Transmission Limited Partnership included in a filing of one of your affiliates. Please advise.

Response
Our Form 10-K was filed earlier than the Form 10-K of our affiliate. In the audit report included in ANR, reference is only made to an audit conducted in accordance with US GAAS while the later audit report of our affiliate also includes a reference to PCAOB standards. We were aware of this difference at the time of the subsequent filing, but did not amend our Form 10-K for the reasons stated above.
General
Should you have any further questions regarding our responses to your comments or need further information to assist in your review, please contact me at (713) 420-4374, or Frank Olmsted, Director of Financial Reporting, at (713) 420-3707.

Sincerely,
/s/ Greg G. Gruber
Greg G. Gruber
Chief Financial Officer ANR Pipeline Company

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